September 20, 2023

VIA EDGAR

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-3628

Attention:	Aisha Adegbuyi
Re:	BGC Group, Inc.
Registration Statement on Form S-4
Filed September 6, 2023
File No. 333-274356

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, BGC Group, Inc., a Delaware corporation (the “Registrant”), hereby requests acceleration of effectiveness of its registration statement on Form S-4 (File No. 333-274356), as amended, to 4:00 p.m. Eastern Time on September 22, 2023, or as soon as practicable thereafter.

The Registrant hereby authorizes Leland Benton of Morgan, Lewis & Bockius LLP to orally modify or withdraw this request for acceleration.

Please contact Leland Benton of Morgan, Lewis & Bockius LLP at (202) 739-5091 or leland.benton@morganlewis.com with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Sincerely,
BGC Group, Inc.

By:	/s/ Jason W. Hauf
Name:	Jason W. Hauf
Title:	Chief Financial Officer

cc: Leland Benton, Morgan, Lewis & Bockius LLP